

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 8, 2011

Marcus P. Thompson
Stephane Biehler
Alpha Beta Netherlands Holding N.V.
Herengracht 450
1017CA Amsterdam
The Netherlands

> **Re: Alpha Beta Netherlands Holding N.V.**
> **Registration Statement on Form F-4**
> **Filed April 7, 2011**
> **File No. 333-173347**

Dear Mr. Thompson and Mr. Biehler:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Division of Corporation Finance

General

1.   Please confirm that you will file with the Commission all materials used to aid in the solicitation of proxies. Please provide us with copies of these materials and indicate the date they were first used. Please provide us with a form of the proxy card.

2.   Please provide us with copies of the "board books" or similar documentation provided to the boards and management in connection with the proposed transaction. Such materials should include all presentations made by the financial advisors.

3.   We are aware of 2008 news reports stating that Deutsche Börse suggested that it would have no objections to an Iranian company listing on the Frankfurt Stock Exchange. Iran is identified by the U.S. Department of State as a state sponsor of terrorism, and is subject to U.S. economic sanctions and export controls. We note that your Form F-4 does not include disclosure regarding any contacts with Iran.

        Please describe to us the nature and extent of any contacts of Deutsche Börse Group or NYSE Euronext during the last three fiscal years and the subsequent interim period, and any anticipated contacts of the newly combined group, with Iran or Iranian entities, whether through subsidiaries, affiliates, member exchanges, or other direct or indirect arrangements. Your response should describe any listing or other services, information, and support Deutsche Börse Group or NYSE Euronext has provided, or the newly combined group will provide, to Iran or Iranian entities, directly or indirectly. Your response also should describe any agreements, commercial arrangements, or other contacts Deutsche Börse Group or NYSE Euronext has had, or intends to have, with the government of Iran, entities controlled by that government, or any other Iranian entities that are, or whose affiliates are, included in the Specially Designated Nationals List maintained by the U.S. Department of the Treasury's Office of Foreign Assets Control. Finally, your response should identify all Iranian entities included in the SDN List, or whose affiliates are included on the SDN List, whose securities are listed on exchanges that are members of Deutsche Börse Group or NYSE Euronext; clarify whether the newly combined group intends to allow the continued listing of the securities of such entities on its member exchanges; and discuss the effect of applicable OFAC regulations on the newly combined group.

<u>Summary, page 1</u>

4.   We note your disclosure on pages viii and five that, under certain circumstances, Deutsche Börse shareholders may receive a different amount or form of consideration than they would have received in the exchange offer. Please briefly describe the most likely circumstances that could result in a Deutsche Börse shareholder receiving more or less consideration, and please quantify those amounts where practicable. Please make corresponding changes in the applicable sections of the exchange offer document included as alternate pages that discuss the same issues with respect to possible "second step" transactions.

5.   Please disclose how you will value the NYSE restricted stock units and Deutsche Börse options that will be settled in cash.

6.   Please include in the summary a description of the material transaction fees that have been and will be incurred in connection with this transaction. Please clarify which fees are contingent upon approval and consummation of the merger.

Reasons for the Combination, page 8

7.   Please provide a brief summary of the Deutsche Börse directors' and NYSE Euronext directors' reasons for the combination.

U.S. Securities and Exchange Commission, page 12

8.   Refer to the first sentence in this section. Please revise to clarify that, although completion of the transaction is subject to receipt of SEC approval of proposed rule changes relating to HoldCo and its subsidiaries, the SEC does not actually approve the combination itself.

Termination of the Business Combination Agreement, page 16

9.   Please briefly describe the potential break-up fees.

Holdco Selected Unaudited Pro Forma Condensed Consolidated Financial Information, page 25

10.   Please disclose a breakdown of total pro forma revenues by significant revenue stream for the period ended December 31, 2010.

Holdco, Deutsche Börse Group and NYSE Euronext will incur…, page 33

11.   Please quantify these costs to the extent practicable.

Upon completion of the combination…, page 33

12.   Please quantify the potential financial consequences of these change-of-control provisions.

Deutsche Börse Group and NYSE Euronext are exposed…, page 46

13.   Please provide a more detailed discussion of the liquidity risks and liquidity position of the combined company.

Deutsche Börse Group's share of trading…, page 47

14.   Please explain the reference to "MTF."

Deutsche Börse Group's and NYSE Euronext's networks…, page 49

15.   We note the risk regarding your vulnerability to unauthorized access and computer viruses. Please disclose any significant instances of such events.

Recent Developments and Outlook, page 64

16.   Please provide disclosure regarding the recently announced transaction in which NYSE Euronext will sell a majority of the NYSE AMEX options market.

17.   On page 65, please briefly describe the business of the NYSE Blue joint venture.

Background of the Combination, page 86

18.   Please disclose which party initiated merger discussions.

19.   In the background of the merger discussion, there are numerous references to strategic alternatives. Please disclose the alternatives considered, when they stopped being considered, and why.

Projected Cost Savings…, page 101

20.   Please explain in greater detail how cost savings will be achieved in market operations.

Projected Revenue Synergies…, page 101

21.   To the extent practicable, please provide more detailed quantitative guidance on the relative impact of derivatives, technology, and clearing to the projected revenue synergies calculation.

22.   We note your statement that the registrant does not have an obligation to update the disclosure regarding the synergy forecasts to reflect circumstances existing after the date of the forecasts. Please confirm to us your understanding that the registrant has a duty to update the prospectus to address any material misstatements or omissions during the pendency of the offering. Please revise the prospectus accordingly. Similarly, on page ALT-54 of the exchange offer document, you state that you will update the exchange offer document "only to the extent required under the German Takeover Act." Please confirm that where US rules would require an update or amendment of the offer materials, such information will be forthcoming with respect to US shareholders.

Opinion of the Financial Advisor to the NYSE…, page 102

23.   Please disclose whether Perella Weinberg assumed that the transaction would not be taxable to NYSE Euronext shareholders.

24.   We note your disclosure on page 104 that Perella Weinberg, "with NYSE Euronext management's guidance," relied upon extrapolations from third party estimates with respect to NYSE Euronext, as well as relied upon extrapolations

with respect to Deutsche Börse that were prepared by or on behalf of Deutsche Börse. We note that these "extrapolations" have not been disclosed in the registration statement. Please provide us a more detailed description of the "extrapolations" provided by the respective managements. We may have further comment.

Selected Transactions Analysis, page 109

25.   Please identify the selected transactions considered.

Opinion of Deutsche Bank…, page 111

26.   We note the disclosure that "DBSI did not review any financial forecasts or projections prepared by management of Deutsche Börse or NYSE Euronext and, with Deutsche Börse's permission, relied on the broker projections." However, we also note that DBSI reviewed "extrapolations from such [broker] forecasts as directed by the respective managements of Deutsche Börse and NYSE Euronext," and that these "extrapolations" have not been disclosed in the registration statement. Please provide us a more detailed description of the "extrapolations" including who calculated them (management or financial advisor). Please provide a similar analysis with respect to the forecasts and extrapolations provided to J.P. Morgan by or on behalf of the management of Deutsche Börse. We may have further comment.

27.   We note the disclosure here and in the prospectus summary that the DBSI financial analysis and the summary thereof are not being "provided for the use of any holders of NYSE Euronext shares." Given that the NYSE Euronext shareholders are entitled to rely on the disclosure in the registration statement, please revise this language accordingly. Please make equivalent changes to the bolded language preceding the J.P. Morgan opinion summary on page 120.

Summary of Material Financial Analyses, page 114

28.   Please explain the purpose of using February 11, 2011 price information.

29.   Please disclose how the discount rate was chosen in the DCF, contribution and pro forma value/accretion dilution analyses.

Capitalization, page 163

30.   It is unclear if the information you will provide is based on Holdco or Holdco after the pro forma effects of the transaction. Please disclose your pro forma cash and cash equivalents, capitalization, and indebtedness subsequent to the effects of the transaction.

31. It is unclear why you have provided certain information for line items "Other," "Income tax expense arising from current year," and "Prior-period income taxes." Please disclose why management has included these amounts.

Exchange Ratio, Offer Period, and Settlement of the Exchange Offer, page 170

32. You should prominently disclose here and in the exchange offer pages attached as an annex to this registration statement whether or not tendering Deutsche Bőrse shareholders may withdraw their tendered shares, and if so, by when. We understand that this term of the offer has not have been finally determined at this time, but when it is, you must revise the offer materials, including the alternate pages relating to the exchange offer and any relevant sections of the prospectus, to prominently describe. Revisions are necessary even if withdrawal rights are not being provided, as is apparently the case as of this time; in that case, you should prominently disclose this fact and the associated risks for tendering holders. Please confirm your understanding in your response letter.

33. Briefly summarize the material differences between the acceptance period and the additional acceptance period referenced on page 170.

34. Your current disclosure keys the payment for tendered shares off the date of publication of the results of the exchange offer by Holdco or the Bidder. Since target security holders may not be familiar with the German legal requirements for publication of those results, please revise to reference the payment date as compared to the expiration of the offer. In addition, clarify the reference to "banking days" to clarify whether you are referring to US or German banking days (you don't address this until page ALT-53).

Conditions to the Exchange Offer, page 154

35. All offer conditions, except those relating to regulatory approvals necessary to consummation of the offer, must be satisfied or waived as of the expiration of the initial offer period. Please confirm your understanding.

36. See our last comment above. With respect to the listed offer conditions other than the 75% minimum tender condition, briefly explain in the prospectus when you expect them to be satisfied.

Currency of the Exchange Offer, page 155

37. Please explain what you mean by the statement that the "currency of the exchange offer and the Holdco shares is euro." Since target security holders are being offered Holdco shares not cash in the offer, it is not apparent what you mean by this statement.

Dilution, page 164

38.   In addition to presenting the proportionate net equity per Holdco share prior to the
combination and upon completion of the combination, please separately show the
impact of exchanging Deutsche Börse Group shares and the impact of merging
with NYSE Euronext.

Holdco Unaudited Pro Forma Condensed Consolidated Financial Statements

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

Note 4 – Pro Forma Adjustments, page 173

39.   Please provide us with your analysis supporting your determination that the
national securities exchange registrations and certain trade names have indefinite
lives. Within your response, please reference paragraphs 88 and 90 of IAS 38.

40.   Please provide us with your analysis supporting your determination that customer
relationships have a useful life of 20 years.

Management, page 184

41.   Please provide more detailed disclosure regarding the relative powers and duties
of the Committee, as compared to the CEO.

Right of Pre-emption, page 195

42.   Please disclose that U.S. holders' ability to exercise pre-emption rights may be
limited unless a Securities Act registration statement is filed, or include a cross
reference to the risk factor that describes this risk in the "Shareholders of Holdco
could be diluted in the future" risk factor. Please make similar revisions on page
410.

Business Segments, page 203

43.   We note from your disclosure on page 205 that the Eurex segment represents 41%
of Deutsche Börse's revenues. Please separately break out the percentages
attributed to the derivatives business, the clearing business, and any other
business.

Business of Deutsche Börse Group and Certain Information about Deutsche Börse Group

Material Contracts, page 219

44.   Certain of your agreements appear to have change of control provisions. Please
       revise your filing to discuss the impact of the proposed business combination on
       these agreements.

STOXX Shareholders' Agreement, page 219

45.   Please tell us how you have accounted for the STOXX shareholders agreement.
       Within your response, please reference the authoritative accounting literature
       management relied upon.

Facility Agreement Clearstream Banking S.A. and Deutsche Börse, page 220

46.   We will continue to monitor your filing for resolution of your request for a waiver
       of the change of control provision in connection with the combination.

Selected Historical Financial Information of Deutsche Börse Group, page 241

47.   Please tell us how you have complied with Item 3(d) or tell us how you
       determined it was unnecessary to present selected historical financial information
       as of and for each of the years ended December 31, 2007 and December 31, 2006.

48.   It is unclear how you determined that your working capital as of December 31,
       2010 is (€2,788.8) million. Please advise or revise.

Management's Discussion and Analysis of Financial Condition and Results of Operations
of Deutsche Börse Group, page 244

49.   We note your disclosure on page 47 relating to the decline of Deutsche Börse's
       share of trading in Deutsche Börse Group listed securities. We also note your
       trend disclosure in the first two bullet points on page 198 relating to convergence
       and competition between exchange-traded and OTC-traded derivatives, as well as
       to globalization of both markets and market operators. Lastly, we note your
       disclosure in the second paragraph on page FIN-90 regarding the price reductions
       implemented in 2009 and 2010. To the extent any of these items constitute
       material trends, please include in the MD&A section a discussion of those trends
       and how you expect the trends to affect your future business. Refer to Release
       33-8350.

Liquidity risk, page 273

50.   We note your disclosure on page FIN-150 that you have a comfortable liquidity
        situation. Please revise your filing to quantitatively disclose your sources of
        liquidity. This information should include total assets by type of investment,
        whether any portion of the assets have been pledged as collateral by you on either
        a mandatory or voluntary basis, the ease with which you could liquidate these
        assets, and any expected surplus or deficiency generated in your sources of
        liquidity after meeting all funding and regulatory requirements in a stressed
        environment.

Critical Accounting Policies and Estimates, page 274

51.   Please tell us how you determined that it was unnecessary to discuss your
        accounting policy for impairment of financial assets and your accounting policy
        for income taxes. Please refer to Release 33-8040.

Summary disclosures about contractual obligations, page 276

52.   Please revise the format of your contractual obligations disclosures for
        consistency with Item 12 of Form F-4. Specifically, please revise your disclosure
        to aggregate this information within one table and to provide the appropriate
        periods. Further, please tell us how you determined it was unnecessary to include
        contractual obligations disclosures for your long-term debt obligations and the
        related interest payments.

Off-balance sheet arrangements, page 278

53.   In light of your exposure to the Automated Securities Fails Financing program
        and the ASLplus securities lending program, please tell us how you determined
        that Deutsche Börse Group does not have any material off-balance sheet
        arrangements. Please refer to Item 12 of Form F-4.

Management's Discussion and Analysis of Financial Condition and Results of Operations
of NYSE Euronext, page 333

54.   We note your disclosure on page 47 relating to the decline of NYSE Euronext's
        share of trading in NYSE Euronext listed securities, which also impacts tape
        revenues. We also note your trend disclosure in the first two bullet points on page
        198 relating to convergence and competition between exchange-traded and OTC-
        traded derivatives, as well as to globalization of both markets and market
        operators. To the extent any of these items constitute material trends, please
        include in the MD&A section a discussion of those trends and how you expect the
        trends to affect your future business. Refer to Release 33-8350.

Liquidity and Capital Resources, page 350

55.   Please tell us in greater detail how your clearing business impacts your liquidity.

Cash Flows, page 350

56.   Tell us your consideration of providing liquidity disclosures to discuss the potential tax impact associated with the repatriation of undistributed earnings of foreign subsidiaries. In this regard, consider disclosing the amount of cash that is currently held by NYSE Euronext's foreign subsidiaries and disclose the impact of repatriating the undistributed earnings of foreign subsidiaries. Please refer to Item 303(A)(1) of Regulation S-K and Section IV of Release 33-8350.

Summary Disclosures About Contractual Obligations, page 352

57.   Please tell us why you have not quantified NYSE Euronext's obligations for other post-retirement benefits and unrecognized tax positions discussed at footnote (1) to this table. Please refer to footnote 46 in Release 33-8350.

Credit Risk, page 357

58.   We note your disclosure regarding your risk of counterparty default. Please quantify this risk to the extent practicable.

Certain Material Tax Considerations, page 428

59.   We note your disclosure of "Certain Material Tax Considerations." Please confirm to us that the disclosure discusses all material tax consequences and revise the header as appropriate.

60.   We note your disclosure that non-residents will not be subject to Dutch income or corporate taxes and that there will be no gift or inheritance taxes under Dutch law. Please file a tax opinion supporting these conclusions or advise us why this is not required by Item 601(b)(8) of Regulation S-K.

Legal Matters, page 441

61.   Please disclose the identity of any tax counsel issuing an opinion in connection with the registration statement.

Exhibit 5.1

62.   In paragraph 4.7 of the Linklaters legal opinion, counsel makes an assumption regarding the registrant's authorized share capital. It is not appropriate for

counsel to assume sufficient share authorization in connection with a "validly issued" opinion. Please revise or advise.

63.	In the last paragraph of the Linklaters opinion, counsel states that the opinion is "solely" for the board's benefit. This limitation is inappropriate because it suggests that NYSE Euronext and Deutsche Börse AG shareholders may not rely on the opinion in making their investment decision. Please provide a revised opinion that omits this limitation on reliance.

64.	Please advise us why you have not filed as exhibits any of the material contracts described on page 219 or any of the Deutsche Börse compensation agreements.

Consolidated Financial Statements of NYSE Euronext

Notes to the Consolidated Financial Statements

Note 2 – Significant Accounting Policies

General

65.	Please tell us how you have accounted for any open trades and collateral received as part of your clearing business. Within your response, please reference the authoritative accounting literature management relied upon.

Note 16 – Income Taxes, page FIN-51

66.	We note your line item for 'Foreign operations' in your reconciliation between statutory and effective rates. Please explain how the foreign operations reconciliation item is determined in each fiscal year and identify the significant components of this item.

Note 17 – Commitments and Contingencies

Legal Matters, page FIN-55

67.	We note your disclosure that you do not believe that the results of various proceedings will have a material adverse effect on NYSE Euronext's operating results or financial condition. Please tell us whether these losses will have a material effect on the financial statements as a whole, rather than on just NYSE Euronext's operating results or financial condition.

Consolidated Financial Statements of Deutsche Börse AG

General

68.   We will continue to monitor your filing for the inclusion of audited financial information for the twelve month period ended December 31, 2008.

Report of Independent Registered Public Accounting Firm, page FIN-60

69.   Please have your auditors revise their opinion to include their signature.

Consolidated statements of income, page FIN-61

70.   Please explain why revenue has been presented on the face of the income statement before and after *Volume related costs*. Refer to paragraph 10 of IAS 18.

71.   Please tell us how you have complied with IFRS 5, or tell us how you determined it was not necessary to present the operating results of Avox Ltd. and BSP Regional Energy Exchange LLC as discontinued operations.

Consolidated statements of comprehensive income, page FIN-62

72.   Please tell us the nature of the hidden reserves and how you have accounted for them. Please cite the accounting literature relied upon.

Consolidated statements of cash flow, page FIN-65

73.   We note your line item "net (increase)/net decrease in current receivables, securities and liabilities from banking business with an original term greater than three months." First, please tell us how you have complied with paragraph 15 of IAS 7, or tell us how you determined it was appropriate to present this line item within investing activities. Second, please tell us how you have complied with paragraphs 22-24 of IAS 7, or tell us how you determined it was appropriate to present cash receipts and cash payments on a net basis. Third, please tell us how you determined it was appropriate to aggregate current receivables, securities, and liabilities into one line item.

74.   Please remove your disclosure of cash flow per share or explain your basis for presenting it under IFRS. Also, please note ASR 142 which indicates that the presentation of cash flow per share in filings with the Commission is not appropriate.

Notes to Consolidated Financial Statements of Deutsche Börse AG

General

75.   We note your use of the word "Group" in the financial statement footnotes. Please define Group within your footnotes.

2. Basis of consolidation, page FIN-70

76.   Please expand your disclosure to clarify why you have presented the information on pages FIN-70 through FIN-74.

77.   We note footnote 2 to the table on page FIN-71. Please tell us what you mean by "before profit transfer or loss absorption." Further, please tell us how you determined it is appropriate to present net profit/loss "before profit transfer or loss absorption" for certain entities and by some other measure for other entities.

78.   We note your table of fully consolidated subsidiaries on page FIN-71. Please expand your disclosure to address in greater detail why you control these subsidiaries that you have an equity interest of 50% or less. We note that you have provided footnote disclosure at the bottom of your table. Refer to paragraph 41(a) of IAS 27.

79.   We note your disclosure on FIN-70 that the financial information for associates and joint ventures is presented in accordance with the generally accepted accounting principles in the companies' countries of domicile. We also note your disclosure regarding associates and joint ventures accounted for using the equity method on page FIN-74. Please tell us how you determined that it was not necessary to present this information in accordance with IFRS as issued by the IASB.

80.   Please explain why the table of associates and joint ventures accounted for using the equity method as of December 31, 2009 presents financial information as of December 31, 2010. Please explain why financial information of entities accounted for using the equity method is not presented for both December 31, 2009 and 2010. Refer to paragraph 37(b) of IAS 28 and paragraphs 38 and 39 of IAS 1.

81.   We note footnote 2 to the table on page FIN-74. Please clarify whether or not the preliminary figures disclosed are used to apply the equity method. If preliminary figures are used to apply the equity method, please disclose when final figures are expected to be available, disclose whether or not the preliminary information used is prepared in accordance with IFRS as issued by the IASB, and disclose the impact of using preliminary rather than final financial information for each period

presented. Please explain how you account for differences between the preliminary figures and the final figures when they are material.

82.   We note your table on page FIN-74 and that certain of your associates and joint ventures were owned at a level less than 20%. Please tell us how you have complied with paragraph 37(c) of IAS 28, or tell us how you determined that it was not necessary to disclose how you have determined you have significant influence.

83.   Please tell us how you have complied with paragraph 41(b) of IAS 27, or tell us how you determined that it was not necessary to disclose why your ownership of 50.01% of Scoach Holding S.A. Luxembourg does not constitute control.

3. Accounting policies, page FIN-74

84.   Please revise your filing to clarify whether or not the Group-wide accounting principles applied for subsidiaries are in accordance with IFRS as issued by the IASB for all periods presented. This comment also applies to your disclosure on page FIN-69 where you indicate that the consolidated financial statements for the year ended December 31, 2010 have been prepared in accordance with IFRS as issued by the IASB.

85.   We note that, for reasons of materiality, you have not adjusted single-entity financial statements of associates to comply with uniform Group accounting policies. Please tell us how you determined it was not material to adjust these financial statements to comply with IFRS as issued by the IASB.

Research and development costs, page FIN 76

86.   We note that you refer to the criteria set out in IAS 38. Please expand your disclosure to specify the criteria applied rather than referring to the standard.

87.   We note your disclosure that "Own expenses capitalised have no longer been reported separately as income in the consolidated income statement since 1 January 2010." You also state that prior periods have been adjusted. Please clarify the nature of this change. Please explain why this change did not require the presentation of an opening balance sheet as of the earliest period presented. Refer to paragraph 10(f) of IAS 1.

Financial assets, page FIN-77

88.   We note your disclosure that "joint ventures or other associates that are insignificant for the presentation of a true and fair view in the consolidated financial statements are not accounted for using the equity method, but are carried at cost." Please indicate the number of entities that are accounted for at cost and

explain how you determine whether or not an entity is insignificant. Additionally, provide us with an analysis that addresses the impact of accounting for these joint ventures and associates at cost, rather than the equity method, both individually and in the aggregate.

Financial instruments

Impairment of financial assets, page FIN-80

89.   Please revise your filing to clarify your policy for identifying impairment of financial assets. Specifically, your policy should address how you determine whether there is any objective evidence that a financial asset may be impaired. Please refer to paragraph 59 of IAS 39.

Group Share Plan, phantom stock option plan and Stock Bonus Plan (SBP), page FIN-85

90.   Please revise your filing to disclose how you considered the service period in your determination of the amount recognized in the income statement for phantom stock options and the Stock Bonus Plan. Please refer to paragraph 32 of IFRS 2.

12. Income tax expense, page FIN-96

91.   Please clarify for us what you mean by the term "composite tax rate" that you have used on page FIN-98. To the extent that the composite tax rate is the combination of rates used in several jurisdictions, please tell us the nature of the reconciling item for "effects resulting from different tax rates" within your table on page FIN-98. Please refer to paragraph 85 of IAS 12.

13. Intangible assets

Other intangible assets, page FIN-104

92.   Please provide us with your analysis supporting your determination that ISE's exchange license and STOXX trade name have indefinite lives. Within your response, please reference paragraphs 88 and 90 of IAS 38.

93.   Please provide us with your analysis supporting your determination that member relationships and market data customer relationships of ISE have a useful life of 30 years.

27. Liabilities, page FIN-123

94.   Please revise your filing to disclose the terms and interest rates for your interest-bearing liabilities.

29. Other current provisions, page FIN-124

95.   We note your discussion of legal proceedings beginning on page 227 and your litigation provision, please tell us how you have complied with paragraphs 86 of IAS 37, or tell us how you determined that it was not necessary to provide a brief description of the nature of any contingencies, an estimate of their financial effect, an indication of the uncertainties relating to the amount or timing, and the possibility of any reimbursement.

34. Classification of financial instruments under IAS 39, page FIN-128

96.   Please tell us how you have complied with IAS 39, or tell us how you determined that it was appropriate to record the net investment hedge at amortized costs.

38. Reconciliation to cash and cash equivalents, page FIN-136

97.   Please tell us how you have complied with IAS 7, or tell us how you determined that it was appropriate to increase cash equivalents by current receivables from banking business and to reduce cash equivalents by current liabilities from banking business.

41. Financial risk management

Summary, page FIN-151

98.   Please tell us and revise your filing to disclose how you quantitatively calculated your risk bearing capacity of €2,540 million disclosed on page FIN-151.

42. Other financial obligations, page FIN-158

99.   Please tell us how you have accounted for the investment protection agreement and the cooperation agreement with SIX Swiss Exchange AG. Within your response, please reference the authoritative accounting literature management relied upon.

45. Related party disclosures, page FIN-166

100.   Please tell us how you have complied with IAS 24, or tell us how you can substantiate that these related party transactions were effected on an arm's length basis.

Part II

Item 21. Exhibits and Financial Statement Schedules, page II-1

101.   Please submit all exhibits as promptly as possible. We will review the exhibits
        prior to granting effectiveness of the registration statement and may have further
        comments after our review. If you are not in a position to file the tax opinions
        with the next amendment, please provide draft copies for us to review. In
        addition, we note the exhibit list includes "form of" legal opinions. Please advise
        us if you do not intend on filing final, executed opinions prior to effectiveness of
        the registration statement.

102.   Please file updated consents from Perella Weinberg Partners LLP and Deutsche
        Bank Securities Inc. with each amendment to the registration statement.

Item 22. Undertakings, page II-8

103.   Please include the undertakings required by Items 512(a)(5) and 512(a)(6) of
        Regulation S-K or advise us why such revision is not necessary.

Alternative Information for the Exchange Offer Prospectus – ALT-1

104.   Tell us why the Summary of the exchange offer prospectus won't include cross-
        references to the body of the exchange offer prospectus.

Exchange Offer – Offer Condition – Exchange Listings, page ALT-3

105.   See our comments above. All offer conditions, other than those relating to
        regulatory approvals necessary to consummation of the exchange offer, must be
        satisfied or waived as of the expiration date and time of the initial acceptance
        period. Please explain what you mean by the reference to the "condition
        subsequent" here relating to the exchange listing of the Holdco shares. In
        particular, explain when such condition will be satisfied or waive in relation to the
        offer expiration.

106.   See our last comment above. Provide the same clarification with respect to the
        material adverse effect condition discussed on pages ALT 6-7. We may have
        further comments.

Responsibility for the Contents, page ALT-10

107.   Revise to reconcile the statement in the last sentence of this section with your
        duty to update under US law.

Updates, page ALT-54

108.   Revise to indicate that the offer is also subject to US law with respect to your
        legal obligation to update the offer materials.

Offer Conditions, page ALT-55

109.   See our comment above regarding the satisfaction or waiver of offer conditions as
        of expiration of the initial offering period rather than "in due time," as indicated
        here on page ALT-60.

Possible Parallel Acquisitions, page ALT-75

110.   Tell us how you intend to purchase Deutsche Bőrse shares outside the exchange
        offer, consist with Exchange Act Rule 14e-5. If you believe you are eligible for
        an exemption from Exchange Act Rule 14e-5, outline the facts supporting your
        reliance on such exemption in your response letter.

Possible structural measures, page ALT-92

111.   With respect to each of the possible post-transaction "structural measures" you
        may use to acquire remaining Deutsche Bőrse shares after the exchange offer,
        discuss what US tender offer or other rules would or may apply. For example, to
        the extent that remaining shareholders would have the right to "put" their shares
        to the acquiror after the transaction, US tender offer rules would likely apply,
        although we understand such a put option may not be considered a tender offer
        under German law. Discuss here or in the form of prospectus to be provided to
        Deutsche Bőrse shareholders.

112.   See our last comment above. To the extent that you reduce or waive the
        minimum tender condition below the 75% figure needed to enter into a
        domination agreement, the offer materials, including the prospectus must be
        revised to fully discuss the impact on Holdco's ability to exercise control over the
        combined entity even at an acceptance level above a majority. In addition, other
        revisions to the prospectus disclosure, including to the pro forma financial
        information presented there, may be necessary, which in turn may require an
        extension of the offer period and the dissemination of revised offer materials.
        Please confirm your understanding in your response letter.

Settlement of the Exchange Offer and Receipt of Offer Consideration, page ALT-115

113.   See our comments above regarding satisfaction or waiver of all non-regulatory
        offer conditions as of the end of the initial acceptance period. The disclosure here
        indicates that "at least some" of the completion conditions will not be satisfied or
        waived as of this date. Supplementally indicate whether such conditions are

regulatory conditions necessary to the consummation of the offer. We may have further comments.

114. See our last comment. If there is a possibility that regulatory or other conditions may significantly delay payment for tendered shares in a situation where tendering holders are not able to withdraw their tendered shares, we may have concerns. Please contact Christina Chalk at the number provided at the end of this letter to discuss.

<u>Stock Exchange Trading in Tendered Deutsche Bőrse shares, page ALT-115</u>

115. Briefly explain the as tendered trading market for the benefit of US shareholders who may have little familiarity with it.

Division of Trading and Markets

Pages 32, 35, 76, 82, 146, 177, 181, 192, 194, 379, 386, 405, 406 and 438

116.   Please update these sections to reflect the comments of the Division of Trading
        and Markets concerning voting and ownership limitations as well as other
        provisions to be placed in Holdco's Articles of Association.

Page 52

117.   Please update the status of the NYPC joint venture.

Page 57

118.   Please include a discussion of ISE's role in the section of NYSE's reliance on
        FINRA to perform regulatory functions and specifically disclose whether ISE has
        a regulatory services agreement in place with FINRA and the terms and
        conditions of such agreement.

119.   Please disclose any analogous U.S. conflict of interest provisions that may exist
        between Deutsche Börse Group's and NYSE Euronext's for-profit status and their
        regulatory responsibilities.

Page 146

120.   Please disclose the voting and ownership limits set forth in Holdco's articles of
        association.

Page 150

121.   Please amend the disclosure regarding the legal structure of Holdco's group to
        reflect that the U.S. businesses and assets will be indirectly owned by non-U.S.
        legal entities.

Page 158

122.   Please update the discussion of SEC approvals and remove any brackets.

Page 194

123.   Please provide a discussion of the Holdco's Articles of Association following the
        Combination.

Page 282

124.   Please include disclosure that NYSE Amex Options and NYSE Arca Options are equity holders of and have representation on the Board of Directors of the Options Clearing Corporation.

Page 292

125.   Please revise discussion of NYSE Euronext's Global Technology Group to clarify that notwithstanding migration to common trading platforms and linkages that the individual exchanges remain separate liquidity pools and that access to the exchanges must be made through a member of the exchange.

Page 335

126.   Please update the status of the NYSE BlueTM Joint Venture and include it in the organizational charts.

Page 368

127.   Please disclose the regulatory functions that ISE performs on behalf of EDGA and EDGX.

Page 370

128.   Please update the discussion of the Dodd-Frank Wall Street and Consumer Protection Act.

Page 374

129.   Please revise description of transferability of shares to reflect comments the Division of Trading and Markets made concerning voting and ownership limitations as well as other provisions to be placed in Holdco's Articles of Association.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

With respect to questions relating to the comments of the staff of the Division of Trading and Markets you may contact Connie Kiggins at (202) 551-5701 or Drew Zimmerman at (202) 551-5932. You may contact Jennifer Monick at (202) 551-3295 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. For questions relating to tender offer rules, contact Christina Chalk, Senior Special Counsel in the Office of Mergers and Acquisition, at (202) 551-3263. Please contact Angela McHale at (202) 551-3402 with any other questions. If you require further assistance you may contact me at (202) 551-3852.

Sincerely,

Michael McTiernan
Assistant Director

cc: David Karp
        Wachtell, Lipton, Rosen & Katz
        Via facsimile
        (212) 403-2000

        Scott Sonnenblick
        Linklaters LLP
        Via facsimile
        (212) 903-9100